Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On March 27, 2009, David Crane, President and Chief Executive Officer of NRG Energy, Inc. (“NRG”) and Howard Cosgrove, Chairman of the NRG Board, sent the following letter to John Rowe, Chairman and Chief Executive Officer of Exelon Corporation.
[NRG ENERGY, INC. LETTERHEAD]
March 27, 2009
John W. Rowe
Exelon Corporation
P.O. Box 805398
Chicago, IL 60680-5398
Dear John:
We are in receipt of your March 26, 2009, letter. We believe your interpretation of our senior credit agreement and indentures is imprudent given the potential consequences of an evenly split NRG Board with respect to our debt. Nor do you address the severe harm that Exelon could cause to NRG and its shareholders in the future where NRG’s Continuing Directors hold a one vote majority and an inadvertent change of control could occur as the result of the resignation of even one Continuing Director, for whatever reason. However, as it is clear from the direction of your letter that you do not intend to withdraw your Board expansion proposal, we will consider the alternatives within our authority to mitigate to the extent possible the risk to NRG shareholders of the acceleration of approximately $8 billion of debt.
As we have stated many times, NRG remains entirely focused on protecting shareholder value and creating additional shareholder value. One important way in which we seek to protect shareholder value is by avoiding the substantial economic waste that would be associated with refinancing all or a major portion of our long term debt in this extraordinarily challenging capital market environment. In terms of creating shareholder value, we have been able to take advantage of the opportunity-rich environment to do value-enhancing transactions with eSolar and Reliant Energy and we have achieved further advances with our STP 3 and 4 nuclear development project.
We would be very pleased to sit down with you to explain the value created by NRG over recent weeks and to hear about what Exelon has been doing over that time period to create value. We welcome your recent decision to follow our lead on nuclear development through your selection of ABWR technology and believe we could be helpful to you in avoiding future missteps in this regard. As such, we would encourage you to put forward a new offer that constitutes a real value proposition to NRG shareholders, in contrast to your present offer which attempts to secure a severely unfair proportion of the benefit of the proposed combination for the current shareholders of Exelon.
Sincerely,

David Crane President and Chief Executive Officer	Howard Cosgrove Chairman of the Board

cc:	Board of Directors of Exelon Corporation c/o Corporate Secretary, Exelon Corporation
Important Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of proxy of any stockholder of NRG Energy, Inc. (“NRG”). NRG plans to file with the Securities and Exchange Commission (the “SEC”) and furnish to its stockholders a proxy statement and white proxy card in connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.
In response to the exchange offer proposed by Exelon Corporation referred to in this news release, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.
Investors and stockholders will be able to obtain free copies of NRG’s proxy statement (when it becomes available), the Solicitation/Recommendation Statement on Schedule 14D-9, any other documents filed by NRG in connection with the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.
NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Information regarding NRG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 12, 2009, and its proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2008. Detailed information regarding the names, affiliations and interests of individuals who will participate in the solicitation of proxies of NRG’s stockholders will also be available in NRG’s proxy statement for the 2009 Annual Meeting.
Forward-Looking Statements
This communication contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.
     The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the SEC at www.sec.gov. Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.